

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2012

<u>Via E-Mail</u>
Mr. Jordan Estra
Chief Executive Officer
Ensurge, Inc.
1001 Brickell Bay Drive, 27th Floor
Miami, Florida 33131

   **Re: Ensurge, Inc.**
      **Form 8-K**
      **Filed August 1, 2012**
      **File No. 000-54460**

Dear Mr. Estra:

  We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. We note the audit reports dated April 16, 2012 and April 5, 2011 for the fiscal years ended December 31, 2011 and December 31, 2010, respectively, include disclosure of uncertainty regarding your ability to continue as a going concern.  Please revise your disclosure in the second paragraph to comply with the requirements of Item 304(a)(1)(ii) of Regulation S-K or tell us why no revision is required.

2. Additionally, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Jordan Estra
Ensurge, Inc.
August 3, 2012
Page 2

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551–3727 with any questions.

Sincerely,

/s/ Jamie Kessel

Jamie Kessel
Staff Accountant